Exhibit 1

For Immediate Release

Pointer Telocation Selected to Provide its Technology

for the 2016 Rio Olympic Games

Rosh HaAyin, Israel July 18, 2016. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has signed a contract with CET RIO (the Rio de Janeiro Transit Authority) to provide technology and integration services during the 2016 Olympic Games, managing the vehicles and personnel responsible for transit control, emergency and contingencies.

Over 200 vehicles will be monitored in real time which will be managing, controlling and supporting the traffic management systems from August 5th, 2016 and throughout the Games. The system will use Pointer’s Web Fleet Software Platform and will be integrated into the CET Control Center as well as the COR (the city’s Operation Center), providing a unified view of traffic information throughout Rio.

“We are very pleased to be playing an important role in the smooth running of the Olympic Games this summer,” commented David David Mahlab, Chief Executive Officer of Pointer. “Our selection by Rio’s Transit Authority for this very high profile event and mission critical task, demonstrates a strong level of trust in our solution. We look forward to successfully delivering on this contract, and we believe this will provide us with very strong references for further work in the region.”

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

Safe Harbor Statement

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com